Exhibit 99.1

Cenovus reaches agreement to sell Pelican Lake

assets for approximately $1 billion

Calgary, Alberta (September 5, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has entered into a definitive agreement to sell its Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta, for gross cash proceeds of $975 million. The sale is expected to close on or before September 30, 2017, subject to normal closing conditions.

Proceeds from the sale will be applied against the $3.6 billion asset-sale bridge facility put in place to help fund Cenovus’s acquisition of assets from ConocoPhillips earlier this year. With the close of this asset sale, the company intends to retire the first tranche of the bridge facility. The remaining two tranches mature in November 2018 and May 2019.

“This represents a significant first step in our strategy to optimize our asset portfolio and deleverage our balance sheet as planned following the acquisition of the ConocoPhillips assets,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “The divestiture processes for the remainder of our legacy conventional assets are proceeding as expected, with strong interest from potential buyers.”

The sale process for the company’s Suffield oil and natural gas assets is well advanced. The company also has data rooms open for its Palliser assets in southern Alberta as well as its Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan. In addition, Cenovus has certain other non-core assets that are currently being considered for sale. The company intends to apply proceeds from these additional asset sales against its outstanding debt and remains focused on reaching its target of being below two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) in 2019.

CIBC Capital Markets and Barclays Capital Canada Inc. acted as financial advisors to Cenovus for the Pelican Lake transaction.

Transaction summary

Gross proceeds ($ millions)[1]	$975

Current production (BOE/d)[2]	19,600

Operating margin ($ millions)[1,3,4]	$74

Price per flowing barrel ($ per BOE/d)[1]	$49,800
[1]	All dollar amounts are in Canadian currency unless otherwise specified.
[2]	Includes heavy oil production from the Pelican Lake operations as well as some natural gas production from other miscellaneous assets in northern Alberta.
[3]	Year-to-date as of June 30, 2017.
[4]	Operating margin is an additional subtotal. For more information, refer to the Non-GAAP Measures and Additional Subtotal section of the Advisory below.

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ADVISORY

Production Presentation Basis

Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Non-GAAP Measures and Additional Subtotal

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

Net debt to adjusted EBITDA is a ratio that management uses to steward the company’s overall debt position as a measure of the company’s overall financial strength. Net debt is defined as debt net of cash and cash equivalents. Debt is defined as short-term borrowings and long-term debt, including the current portion. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

Operating Margin is an additional subtotal found in Note 1 and Note 8 of the Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2017 and is used to provide a consistent measure of the cash generating performance of Cenovus’s assets for comparability of its underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains less realized losses on risk management activities.

Forward-Looking Information

This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “expect”, “intends”, “target”, “focus”, or similar expressions and includes suggestions of future outcomes, including statements about: Cenovus’s ability to close the asset sale transaction in a timely manner; Cenovus’s intention to apply proceeds from this asset sale to debt; Cenovus’s intention to retire the first tranche of its asset-sale bridge facility with the close of this asset sale transaction; Cenovus’s positioning to proceed in a timely manner with further asset sales; Cenovus’s intention to apply proceeds from additional asset sales against its outstanding debt; and Cenovus’s target for net debt to adjusted EBITDA. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

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Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: satisfaction of all conditions to the closing of the asset sale transaction, including obtaining necessary regulatory and partner approvals; successful closing of the asset sale transaction; Cenovus’s successful completion of further asset sales, including in a timely manner; application of asset sale proceeds against outstanding debt in the manner as intended; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to closing of the asset sale transaction, including obtaining necessary regulatory or other third-party approvals and satisfying other closing conditions in connection therewith; as well as the other risk factors and uncertainties identified in Cenovus’s Second Quarter Report for the period ended June 30, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com), which remain accurate as of the date of this release. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in our Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016 and the updates under “Risk Management” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2017.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751

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